Exhibit 12

TXU ELECTRIC DELIVERY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
	Millions of Dollars, Except Ratios

EARNINGS:
Income from continuing operations	$255	$258	$245	$228	$226
Add: Total federal income taxes	116	126	118	119	120
Fixed charges (see detail below)	287	309	274	280	270
Total earnings	$658	$693	$637	$627	$616

FIXED CHARGES:
Interest expense, excluding capitalized interest	$283	$304	$270	$274	$264
Rentals representative of the interest factor	4	5	4	6	6
Total fixed charges	$287	$309	$274	$280	$270

RATIO OF EARNINGS TO FIXED CHARGES	2.29	2.24	2.32	2.24	2.28